EXHIBIT 3(i)

AMENDMENT TO
CERTIFICATE OF DESIGNATION

The initial series of Preferred Stock is designated as “August 2015 Preferred Stock” and shall consist of 13,625,826 shares. The Certificate of Designation filed August 5, 2015 (“Designation”) is hereby amended to delete Section 7 of the Designation entitled “Transfer of Preferred Stock in the Event of a Sale of Substantially all Assets of the Company”. As a result of the foregoing, the rights, preferences and provisions of the August 2015 Preferred Stock, including the conversion rights thereof, shall be transferred to and assumed by the Corporation. All other provisions of the Designation remain unchanged by this Amendment.